Exhibit 99.2

FIRSTSERVICE CORPORATION (the " Corporation ") Annual Meeting April 2, 2025 at 11:00 AM (America/Toronto) URL: meetings.lumiconnect.com/400 - 964 - 924 - 218 Password: ﬁrstservice2025 (case sensitive) (the " Meeting ") Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identiﬁed in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Corporation. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation. 7. To be valid, this proxy must be ﬁled using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, ﬁnancial statements, DRS, etc., where applicable, you may do so: 1. After you vote online at www.voteproxyonline.com using your control number. 2. Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor - login For details go to www.tsxtrust.com/consent - to - electronic - delivery VOTING METHOD Internet Go to www.voteproxyonline.com and enter the 12 digit control number FACSIMILE 416 - 595 - 9593 than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. If the holder is a corporation, the proxy must be executed by an oﬃcer or attorney thereof duly authorized, and the holder may be required to provide documentation MAIL or HAND DELIVERY Investor inSite TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca . Please refer to the Proxy Protocol. TSX Trust Company oﬀers at no cost to holders, the convenience of secure 24 - hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://tsxtrust.com/t/investor - hub/forms/investor - insite - registration and complete the registration form. For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: Tel: Email: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 1 - 866 - 600 - 5869 tsxtis@tmx.com

TMX TSX TRUST

FORM OF PROXY ("PROXY")

FIRSTSERVICE CORPORATION
(the "Corporation")

CONTROL NUMBER: «CONTROL_NUMBER»

Annual Meeting
April 2, 2025 at 11:00 AM
(America/Toronto)
URL: meetings.lumiconnect.com/
400-964-924-218 Password: firstservice2025
(case sensitive)

SECURITY CLASS: **Common Shares** RECORD DATE: **Feb. 28, 2025** FILING DEADLINE FOR PROXY: **March 31, 2025 at 11:00 AM (America/Toronto)**

APPOINTEES

The undersigned hereby appoints **Jay S. Hennick, Chair of the Board of Directors** whom failing **Abel Escobar, Senior Vice President, Compliance and Risk Management, and Corporate Secretary** (the "Management Nominees") or instead of any of them, the following Appointee

PLEASE PRINT APPOINTEE NAME

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
A) Yousry Bissada	☐	☐
B) Elizabeth Carducci	☐	☐
C) Steve H. Grimshaw	☐	☐
D) Jay S. Hennick	☐	☐
E) D. Scott Patterson	☐	☐
F) Frederick F. Reichheld	☐	☐
G) Joan Eloise Sproul	☐	☐
H) Erin J. Wallace	☐	☐

2. Appointment of Auditor	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Advisory Resolution on Executive Compensation	FOR	AGAINST
An advisory resolution on the Corporation's approach to executive compensation as set out in the accompanying Management Information Circular.	☐	☐

The Proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date(MM/DD/YYYY)*